UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2010

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: August 2, 2010

	By:	/S/ ALEXANDER IZOSIMOV
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

VIMPELCOM LTD.

Strawinskylaan 3051, 1077 ZX Amsterdam, the Netherlands

VIMPELCOM LTD. ANNOUNCES APPOINTMENT OF

CHIEF FINANCIAL OFFICER

Amsterdam and New York (August 2, 2010) - VimpelCom Ltd. (NYSE: VIP) today announced that Henk van Dalen will become Chief Financial Officer and a member of the Management Board of the VimpelCom Ltd. group. The appointment will be effective on September 1, 2010.

Henk van Dalen is CFO and a member of the Board of Management of TNT N.V., an international express and mail delivery services company, publicly listed and traded on Euronext Amsterdam, with operations in more than 200 countries and about 160,000 employees. Before becoming CFO of TNT in 2006, Henk van Dalen worked for 30 years at DSM N.V., a Euronext Amsterdam listed company involved in the production of nutritional, pharmaceutical and chemical products. Mr. van Dalen was group CFO of DSM from 2000 to 2006 and managed various divisions in the period 1990 – 2000.

Alexander Izosimov, CEO of the VimpelCom Ltd. group, said, “We are very enthusiastic about the new appointment of Henk Van Dalen, who brings with him a great deal of experience as a group CFO of large international companies.”

Henk Van Dalen said, “After an exciting period at TNT, I am looking forward to joining VimpelCom Ltd., one of the world’s leading emerging markets telecom operators. I am committed to contribute to VimpelCom’s growth strategy and to support the company’s continued success.”

VimpelCom Ltd. consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom Ltd. group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 345 million. VimpelCom Ltd. operating companies provide services under the “Beeline” and “Kyivstar” brands. The pro forma 2009 net operating revenues of the group were approximately USD 10 bn, with pro forma operating income of close to USD 2.8 bn. The pro forma mobile subscribers of the group were approximately 88.7 mln people at the end of March 2010. VimpelCom Ltd.’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

For more information, please contact:
Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: +31 (0)20 3012240	Tel: 1-617 897-1533
Investor_Relations@vimpelcom.com	mateo.millett@fd.com